Mail Stop 0308

	November 12, 2004

Thomas Lamb,
President
Europa Trade Agency, Ltd.
3715 West 14th Avenue
Vancouver, British Columbia V6R 2W8

	RE:	Europa Trade Agency, Ltd.
		Registration Statement on Form SB-2/A
		Commission File No. 333-118808
		Filed on October 28, 2004

Dear Mr. Lamb:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2
General
1. We note your response to comment 1. Please check the box indicating that the securities are being offered on a delayed or continuous basis pursuant to Rule 415.
2. We note your response to comment 3. Please elaborate on why it is in the best interests of your shareholders that their shares be registered for sale, transfer or other disposition.

Summary, page 6
3. We note your response to comment 9 and reissue comment. We note the defined terms on page 6 of the summary section.
4. Please update paragraph number three to indicate that while you have an agreement to market ScentMaster to Wal-Mart Canada and Wal-Mart USA, you have not received any orders to date for these products.

Executive Compensation, page 21
5. We note your response to our prior comment 51. Please revise your disclosures here to include the $15,000 estimated as the fair value of the services contributed by your officers for the period February 1, 2004 through July 31, 2004.

The Kalamazoo Grill, page 27
6. We note your response to comment 38. Please provide support for your statement that The Kalamazoo Grill Company was selected as the exclusive designer and builder of the Harley-Davidson Barbecue. We could not find supporting information on the websites you referenced.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations
Management`s Discussion and Plan of Operation

Results of Operations, page 35

Selling, General and Administrative Expenses
7. Your disclosures state that travel expense is the largest expense category, but according to your statement of operations on page F-3 management services expense is greater. Please revise accordingly.
8. Please revise your disclosures to discuss the rent expenses of $3,000 disclosed in your statement of operations and Note 5.

Independent Auditor`s Report, page F-1
9. Please request your independent accountant to revise the amount of the net loss since inception disclosed in the fourth paragraph to agree with the amount presented on your statement of operations on page F-3.


Notes to Financial Statements

Note 4.  Operating Line of Credit, page 48
10. We note your response to our prior comment 54, but have been unable to locate the revision you reference in your response letter. Accordingly, our original comment is being repeated. Please disclose which line item on your balance sheet includes the amount due on your bank line of credit as of July 31, 2004.


	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Milwood Hobbs at (202) 942-2846 or Michael A. Moran, Branch Chief, at (202) 942-2823 if you have questions regarding comments on the financial statements and related matters. Please contact Howard M. Baik at (202) 942-1963 or Ellie Quarles at
(202) 942-1859 with any other questions you may have.

				Sincerely,



				H. Christopher Owings
				Assistant Director



Europa Trade Agency, Ltd.
November 12, 2004
Page 1